P.E. 8/1/2002

02043428

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

PROCESSED
AUG 09 2002
P THOMSON FINANCIAL

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

993691

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: August 5, 2002

By: ______________________
Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION COMPLETES FINANCING AMENDMENT AND PREPAYS SUBORDINATED LONG-TERM DEBT. MASONITE REPORTS IN U.S. DOLLARS.

TORONTO, Ontario (July 31, 2002) – Masonite International Corporation announced today that it has completed the previously announced agreement with SunTrust Bank of Atlanta to amend its senior secured credit facility and prepaid in full the principal and interest on its subordinated long-term debt of $125 million for $105 million. This subordinated long-term debt bore interest at 11.25% and had been incurred to acquire Masonite Corporation in August 2001. The amended agreement also reduces interest rates on the Company's senior secured credit facility.

Masonite's total debt now consists of $700 million in available senior secured facilities of which approximately $590 million is outstanding on July 31, 2002. When compared to the Company's former financing structure, the annual cost savings from this transaction are expected to be after tax approximately $8.0 million and are expected to result in an annual increase in earnings per share of approximately $0.15.

Philip S. Orsino, President and Chief Executive Officer stated "We are extremely pleased to have completed this transaction which lowers our overall interest rate and facilitated the early repayment, at a discount, of the subordinated long term debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing and interest rate risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

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For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com